Mail Stop 4561

September 28, 2006

Charles Smith
Senior Vice President and
Chief Financial Officer
Norampac Inc.
1061 Parent Street
Saint-Bruno, Quebec, Canada J3V 6R7

> **Re:** **Norampac Inc.**
> **Form 20-F for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed June 29, 2006**
> **Forms 6-K filed February 2, 2006,**
> **May 3, 2006 and July 26, 2006**
> **File No. 333-08550**

Dear Mr. Smith:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed June 29, 2006

Item 5. Operating and Financial Review and Prospects

Recent Transactions, page 27

1.   We note your use of the non-GAAP measure, "free cash flow," on page 27 and note in your disclosure that you use free cash flow in evaluating your ability to service debt and pay dividends and believe it is useful to investors and other users

to better assess your performance. Based on this disclosure, it is unclear whether your "free cash flows" are a measure of performance or a measure of liquidity. Tell us whether management believes that "free cash flows" are a measure of performance or a measure of liquidity. As indicated in Question 13 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Measures," issued June 13, 2003, the term "free cash flow" typically refers to a measure of liquidity and accordingly should be reconciled to cash flows from operations rather than net income. Additionally, tell us how you considered Question 13 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in providing the necessary reconciliation and as well as including all of the limitations of this measure in your disclosure.

Results of Operations, page 30

2.   In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Tell us how you considered Section III.D of SEC Release 33-6835 to quantify the amount of the change that was contributed by each of the factors or events that you identify.

Note 5. Business Acquisitions and Disposal

3.   Tell us how you accounted for the asset exchange with Georgia Pacific under Canadian GAAP and U.S. GAAP in which you acquired a corrugated products plant in exchange for your Dallas-Fort Worth plant and $20 million in cash and whether you recognized a gain or loss on this exchange. Tell us what consideration you gave to disclosures in Item 18 of Form 20 related to the asset exchange.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 54

4.   We note in your disclosure that PricewaterhouseCoopers identified certain deficiencies in your disclosure controls and procedures that could lead to a significant deficiency or material weakness. Based on your disclosure, it is not clear whether these deficiencies impacted your financial statements or resulted in any adjustments to your financial statements. Tell us specifically what periods these deficiencies existed, what the deficiencies relate to and the impact these deficiencies had on your financial statements. Additionally, tell us whether any post-closing adjustments were made, including the dollar amounts, to the Company's books and records and its financial statements as a result of these deficiencies.

5.   We note your definition of "disclosure controls and procedures" included in your disclosure refers to the incorrect Rule (e.g. 13a-14(c) and 15d-14(c)) and is significantly more limited than what is called for under Rule 13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated <u>and communicated</u> to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. While we note your disclosure controls and procedures were not effective, tell us how you intend to comply with this requirement by including this complete definition in your assessment of disclosure controls and procedures and the reference to the correct rule in your subsequent periodic reports.

Note 16. Capital Stock

(b) Stock-Based Compensation, page F-27

6.   We note that the shareholders of the Company, Cascades Inc. and Domtar Inc., granted stock options of their respective shares to certain officers of the Company during the years presented in the Form 20-F and that the fair value method of accounting is used to account for such options. Based on your disclosure here and in the consolidated statements of income (loss) and consolidated statement of cash flows, it is not clear whether you have recorded compensation expense related to such grants. Tell us whether you have recorded compensation expense related to options granted for each year presented, including the amounts for each year and the classification.

Note 18. Commitments and Contingencies

Litigation, page F-31

7.   We note your accounting policy for various litigation and environmental costs in your filing that management believes the settlement and claims will not have a material adverse impact on the Company's financial position, the results of its operations or its cash flows. We caution you that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5Y. Tell us how you intend to comply with this requirement under Item 18 of Form 20-F.

8.   We also note on page 22 that you expect expenditures for environmental issues to be approximately the same as in 2005 of approximately $24 million. Tell us whether these expected expenditures require disclosure pursuant to SFAS 5, SOP 96-1 and SAB Topic 5:Y and therefore revision to your Item 18 of Form 20-F disclosures.

Note 24. Interest in Joint Venture, page F-40

9.   Tell us the nature of your ownership in the Metro Waste joint venture including which partner has majority voting power or has the ability to make decisions that affect the joint venture and whether you have any commitments or other arrangements to provide funding for any shortfalls the joint venture may incur. Additionally, tell us how your adoption of FIN46(R) for U.S. GAAP purposes impacts your accounting for this joint venture and effects disclosures under Item 18 of Form 20-F. In this regard, identify all variable interests (i.e., equity, loans, commitments) and indicate whether you would be deemed the primary beneficiary. Additionally, tell us whether you have any commitments or other arrangements to provide funding for any shortfalls the joint venture may incur.

Note 25. United States Generally Accepted Accounting Principles

Accounting for Asset Retirement Obligation, page F-40

10.   We note in your disclosure on page F-14 that under Canadian GAAP, CICA Section 3110, "Asset Retirement Obligation," requires the fair value of the liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and that this standard did not impact the financial statements. We also note that for U.S. GAAP purposes, you adopted FIN 47 as used in SFAS 143 and that this standard did not have any impact on the financial position or results of operations of the Company.   Tell us whether there are any differences in accounting and disclosures for asset retirement obligations under Canadian GAAP versus U.S. GAAP requiring disclosure under Item 18 of Form 20-F. Additionally, tell us whether you have any legal obligations associated with the retirement of any of your long lived assets and how you have considered SFAS 143 in accounting for those obligations.

Note 25. (b) Adjustments to Balance Sheet, footnote (9), page F-44

11.   We note in footnote (9) related to the adjustments to the balance sheet that under U.S. GAAP, there would not have been a subtotal "cash flows from operating activities" in the consolidated statements of cash flows. Other than this difference, confirm that the statement of cash flows was prepared under U.S. GAAP. If the statement of cash flows was not otherwise prepared in accordance with U.S. GAAP, tell us how you considered providing a statement of cash flows prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies the material differences in the statements presented as compared to U.S. GAAP as required by Item 17(C)(2)(iii) of Form 20-F for the years ended December 31, 2005, 2004 and 2003. Additionally, tell us how you considered including a statement in the financial statements or in the accountant's report stating whether the statement of cash flows complies with IAS No. 7 or U.S. GAAP as noted in Instruction 4 of Item 17 of Form 20-F.

Note 26. Supplemental condensed consolidating financial information, page F-48

12.   You have included condensed consolidating financial information in lieu of full financial statements for your debt guaranteed by certain subsidiaries. Please tell us if each of the guarantor subsidiaries are 100% owned such that all of the subsidiaries voting shares are owned, either directly or indirectly by Norampac, Inc., the parent. See Rule 3-10(h)(1) of Regulation S-X and Financial Reporting Release 55, Appendix A.

Forms 6-K filed February 2, 2006, May 3, 2006 and July 26, 2006

13.   We note your use of non-GAAP measures in the Form 6-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant